SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023 (Report No. 9)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 22, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension’s Chairman and CEO on The Falsity of Murchinson’s Shareholder Meeting”. A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On March 23, 2023, the Registrant issued: (i) a press release titled “Nano Dimension’s Chairman and CEO Answers Questions on the Company’s Products, Materials and variety of Technologies,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein; (ii) a press release titled “Nano Dimension’s Chairman and CEO Discusses Technology with the Company’s Senior Chief Technology Officer, Nick Geddes,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein; (iii) a press release titled “Nano Dimension’s Chairman and CEO In a Message to Israeli Shareholders and Stakeholders, In Hebrew:”, a copy of which is furnished herewith as Exhibit 99.4 and incorporated by reference herein; and (iv) a press release titled “Nano Dimension to Review its Options Relative to Stratasys and Other Strategic Acquisition Targets,” a copy of which is furnished herewith as Exhibit 99.5 and incorporated by reference herein.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on March 22, 2023, titled “Nano Dimension’s Chairman and CEO on The Falsity of Murchinson’s Shareholder Meeting.”
99.2	Press release issued by Nano Dimension Ltd. on March 23, 2023, titled “Nano Dimension’s Chairman and CEO Answers Questions on the Company’s Products, Materials and variety of Technologies.”
99.3	Press release issued by Nano Dimension Ltd. on March 23, 2023, titled “Nano Dimension’s Chairman and CEO Discusses Technology with the Company’s Senior Chief Technology Officer, Nick Geddes.”
99.4	Press release issued by Nano Dimension Ltd. on March 23, 2023, titled “Nano Dimension’s Chairman and CEO In a Message to Israeli Shareholders and Stakeholders, In Hebrew:”.
99.5	Press release issued by Nano Dimension Ltd. on March 23, 2023, titled “Nano Dimension to Review its Options Relative to Stratasys and Other Strategic Acquisition Targets.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 24, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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